                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K
(Mark One)

/X/ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year end May 31, 1998

                                       OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________ Commission File Number 333-16891

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          SpeedFam Employees' Savings and Profit Sharing Plan and Trust

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          SpeedFam International, Inc.
                              305 North 54th Street
                             Chandler, Arizona 85226


                              REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required be Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR
210.6A-01-.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

                             SPEEDFAM INTERNATIONAL, INC.
                             EMPLOYEES' SAVINGS AND PROFIT
                             SHARING PLAN AND TRUST

                             Financial Statements and Schedules

                             May 31, 1998 and 1997

                             (With Independent Auditors' Reports Thereon)

SPEEDFAM INTERNATIONAL, INC.
EMPLOYEES' SAVINGS AND PROFIT
SHARING PLAN AND TRUST




TABLE OF CONTENTS

                                                                                                                     Page(s)
                                                                                                                     ------
Independent Auditors' Reports..................................................................                        1-2

Statements of Net Assets Available for Plan Benefits,
     May 31, 1998 and 1997.....................................................................                         3

Statements of Changes in Net Assets Available for
     Plan Benefits with 1998 Fund Information,
     years ended May 31, 1998 and 1997.........................................................                         4

Notes to Financial Statements..................................................................                        5-8

                                                                                                     Schedule
                                                                                                     --------

Item 27a - Schedule of Assets Held for Investment Purposes,
     May 31, 1998..............................................................................          1              9

Item 27d - Schedule of Reportable Transactions,
     year ended May 31, 1998...................................................................          2             11

                          INDEPENDENT AUDITORS' REPORT


     The Board of Trustees of
     SpeedFam International, Inc. Employees'
        Savings and Profit Sharing Plan and Trust:


     We have audited the accompanying statement of net assets available for plan benefits of SpeedFam International, Inc. Employees' Savings and Profit Sharing Plan and Trust (the Plan) as of May 31, 1998, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying statement of net assets available for plan benefits of the SpeedFam International, Inc. Employees' Savings and Profit Sharing Plan and Trust as of May 31, 1997 and the relate statement of changes in net assets available for plan benefits for the year then ended were audited by other auditors whose report thereon dated August 20, 1997, expressed an unqualified opinion on those statements.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of May 31, 1998, and the changes in net assets available for plan benefits for the year then ended in conformity with generally accepted accounting principles.

     Our audit was conducted for the purpose of forming an opinion on the May 31, 1998 basic financial statements taken as a whole. The supplemental information included in Schedules 1 and 2 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for plan benefits for the year ended May 31, 1998 is presented for the purpose of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the May 31, 1998 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

     KPMG Peat Marwick LLP
     November 13, 1998

                          Independent Auditors' Report

To the Board of Trustees of
SpeedFam International, Inc. Employees'
Savings and Profit Sharing Plan and Trust:


We have audited the accompanying statement of net assets available for benefits of SpeedFam International, Inc. Employees' Savings and Profit Sharing Plan and Trust as of May 31, 1997 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted out audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of May 31, 1997, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Katz & Miller LLP
August 20, 1997

SPEEDFAM INTERNATIONAL, INC.  EMPLOYEES'
SAVINGS AND PROFIT SHARING PLAN AND TRUST

Statements of Net Assets Available for Plan Benefits

May 31, 1998 and 1997

-------------------------------------------------------------------------------

                                                           1998              1997
                                                       -----------        ----------

Cash and equivalents                                   $ 1,283,651         2,385,118

Investments at fair value:
    Mutual funds:
       Norwest Stable Return Fund                          290,377                --
       Norwest Stable Income Fund                          216,421                --
       Norwest Index Fund                                1,495,622                --
       Norwest Small Cap Opportunities Fund                801,760                --
    Balanced fund:
       U.S. government securities                        5,414,625         2,317,195
       Corporate bonds                                     232,436           327,413
       Municipal bonds                                      51,910            49,615
       Mutual funds                                             --           107,445
       Common stocks                                     8,291,555         5,960,581
       SpeedFam International, Inc. common stock         3,302,910         7,884,346
                                                       -----------        ----------

Total investments                                       20,097,616        16,646,595

Employee contribution receivable                                --            81,410
Employer contribution receivable                           508,785         2,106,319
Accrued interest receivable                                114,874            54,310
Miscellaneous receivable                                    20,563               667
Loans to participants                                      162,739            89,203
                                                       -----------        ----------

Net assets available for plan benefits                 $22,188,228        21,363,622
                                                       ===========        ==========


See accompanying notes to financial statements.

SPEEDFAM INTERNATIONAL, INC.  EMPLOYEES'
SAVINGS AND PROFIT SHARING PLAN AND TRUST

Statements of Changes in Net Assets Available for Plan
Benefits with Fund Information

Years ended May 31, 1998 and 1997

-------------------------------------------------------------------------------

                                                          Norwest             Norwest                             Norwest
                                                           Stable             Stable           Norwest           Small Cap
                                     Cash and              Return             Income            Index           Opportunities
                                   equivalents             Fund                Fund             Fund                Fund
                                   -----------            -------            -------          ---------         -------------
Additions:
   Investment income:
      Net appreciation/
        (depreciation)             $        --              8,338             (1,217)            85,159             37,139
      Interest and dividends                --              9,067              5,316             17,621                978
                                   -----------            -------            -------          ---------            -------

                                            --             17,405              4,099            102,780             38,117
                                   -----------            -------            -------          ---------            -------

Employer contributions                      --                 --                 --                 --                 --

Employee contributions                      --             52,422             36,896            417,254            258,116
                                   -----------            -------            -------          ---------            -------

Total contributions                         --             52,422             36,896            417,254            258,116

Loan repayments                             --                181                460              3,410              4,364
                                   -----------            -------            -------          ---------            -------

Total additions                             --             70,008             41,455            523,444            300,597

Withdrawals                              2,364            (15,781)            (9,527)           (61,521)           (38,057)
Loans issued                                --             (2,884)            (3,624)           (16,321)           (21,490)
Interfund transfers                 (1,103,831)            69,303            188,117          1,050,020            560,710
                                   -----------            -------            -------          ---------            -------

Increase (decrease) in
   net assets available
   for plan benefits                (1,101,467)           120,646            216,421          1,495,622            801,760

Net assets at
   beginning of year                 2,385,118            169,731                 --                 --                 --
                                   -----------            -------            -------          ---------            -------

Net assets at end of year          $ 1,283,651            290,377            216,421          1,495,622            801,760
                                   ===========            =======            =======          =========            =======



                                     Balanced             Plan                                 1998               1997
                                       Fund            receivables            Loans             Total             Total
                                    ----------            -------            -------         ----------         ----------
Additions:
   Investment income:
      Net appreciation/
        (depreciation)              (1,199,708)                --                 --         (1,070,289)         5,386,215
      Interest and dividends           481,013            114,874                 --            628,869            253,157
                                    ----------            -------            -------         ----------         ----------

                                      (718,695)           114,874                 --           (441,420)         5,639,372
                                    ----------            -------            -------         ----------         ----------

Employer contributions                      --            508,785                 --            508,785          2,106,319

Employee contributions                 669,922                 --                 --          1,434,610            863,047
                                    ----------            -------            -------         ----------         ----------

Total contributions                    669,922            508,785                 --          1,943,395          2,969,366

Loan repayments                         10,834                 --            (10,118)             9,131                 --
                                    ----------            -------            -------         ----------         ----------

Total additions                        (37,939)           623,659            (10,118)         1,511,106          8,608,738

Withdrawals                           (575,408)            11,430                 --           (686,500)        (1,047,052)
Loans issued                          (137,671)                --            181,990                 --                 --
Interfund transfers                  1,567,590         (2,233,573)           (98,336)                --                 --
                                    ----------            -------            -------         ----------         ----------

Increase (decrease) in
   net assets available
   for plan benefits                   816,572         (1,598,484)            73,536            824,606          7,561,686

Net assets at
   beginning of year                16,476,864          2,242,706             89,203         21,363,622         13,801,936
                                    ----------            -------            -------         ----------         ----------

Net assets at end of year           17,293,436            644,222            162,739         22,188,228         21,363,622
                                    ==========            =======            =======         ==========         ==========


See accompanying notes to financial statements.

SPEEDFAM INTERNATIONAL, INC.
EMPLOYEES' SAVINGS AND PROFIT
SHARING PLAN AND TRUST

Notes to Financial Statements



-------------------------------------------------------------------------------





 (1)    PLAN DESCRIPTION

        The following brief description of the SpeedFam International, Inc. Employees' Savings and Profit Sharing Plan and Trust (the Plan) is provided for general information purposes only. Participants should refer to the plan agreement for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

        (a) The Plan is a defined contribution plan established by SpeedFam International, Inc. and any of its affiliates and subsidiaries (the Company) that adopt the plan.

        (b) Employees of the Company are eligible to participate in the 401(k) provisions of the Plan as of the first day of June or December after commencing employment, and in the profit sharing provisions of the Plan as of the first day after commencing employment.

        (c) Participants' accounts are 100% vested. Company accounts become 100% vested at the date of retirement, death, disability, or, in the event of earlier resignation or dismissal, at various rates from 20% to 100% based upon years of service ranging from 2 to 6 years.

        (d)   Benefits may be distributed in any one of the following methods:
              (i) lump sum; (ii) periodic payments; or (iii) purchase of a joint and survivor annuity contract.

        (e) Upon enrollment in the Plan, a participant may direct employee contributions in any of five investment options, as summarized below:

              - Norwest Stable Return Fund - invests in high yielding instruments such as guaranteed investment contracts (GIC's), GIC alternatives, marketable securities and money market investments.

              - Norwest Stable Income Fund - invests in marketable and fixed income securities (bonds) that provide low price fluctuation while achieving a competitive yield.

              - Norwest Index Fund - invests in common stocks which comprise the Standard & Poor's 500 Index.

              - Norwest Small Cap Opportunities Fund - invests in equity securities using a bottom-up, research-intensive-approach which identifies under followed securities where a shift or change in the fundamental policies of the Company has not yet been reflected in stock prices.

              - Balanced Fund - invests in common stock and maintains an investment in the stock of the Company.


 (2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        (a)   FINANCIAL STATEMENT PRESENTATION

        The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and the changes in those net assets.

SPEEDFAM INTERNATIONAL, INC.
EMPLOYEES' SAVINGS AND PROFIT
SHARING PLAN AND TRUST

Notes to Financial Statements


        (b)   INVESTMENTS

        The Plan's investments are stated at fair value. Participant loans receivable are valued at cost which approximates fair value. Gain or loss on disposal of investment securities is determined on an average cost basis.

        Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned. Dividends are recorded on the ex-dividend date.

        (c)   USE OF ESTIMATES

        The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.


 (3)    INVESTMENTS

        At May 31, the following investments, at fair value, represented 5% or more of the Plan's net assets:


                                                   1998             1997
                                                ----------        ---------

Norwest Index Fund                              $1,495,622               --
SpeedFam International, Inc. common stock        3,302,910        7,884,346
                                                ==========        =========

        During 1998 and 1997, the changes in realized and unrealized appreciation (depreciation) of the Plan's investments, including investments bought and sold as well as those held during those years, were as follows:


                                                                       1998               1997
                                                                   -----------          ---------
Norwest Stable Return Fund                                         $     8,338                 --
Norwest Stable Income Fund                                              (1,217)                --
Norwest Index Fund                                                      85,159                 --
Norwest Small Cap Opportunities Fund                                    37,139                 --
Balanced Fund                                                       (1,199,708)         5,386,215
                                                                   -----------          ---------
Net appreciation (depreciation) in fair value of investments       $(1,070,289)         5,386,215
                                                                   ===========          =========

SPEEDFAM INTERNATIONAL, INC.
EMPLOYEES' SAVINGS AND PROFIT
SHARING PLAN AND TRUST

Notes to Financial Statements


 (4)    BENEFITS

        Participants are immediately vested in their voluntary contributions and Company matching contributions, plus actual earnings thereon. A participant becomes fully vested in the Company profit sharing portion of their account plus earnings thereon upon six years of service, normal retirement at age 65, or permanent disability or death prior to retirement. If employment is terminated prior to six years of service, vesting is determined in accordance with the following schedule:


                                                                   Vested
        Years of service                                         percentage
        ----------------                                         ----------
        Less than 2 years                                            0%
              2                                                     20%
              3                                                     40%
              4                                                     60%
              5                                                     80%
              6 or more                                            100%

        The plan agreement specifies that forfeitures are allocated according to the ratio of each participant's compensation to the total of all participants' compensation.

        Benefits are distributed in either a lump-sum payment following termination or retirement date (but not later than age 70-1/2 years) or in payments of principal in periodic installments over a period not to exceed the joint life expectancy of the participants and their designated beneficiary. Tax deferred savings benefits are distributed in accordance with Internal Revenue Service guidelines.


 (5)    FUNDING POLICY

        All eligible participants may elect at time of enrollment to contribute a pretax portion of their compensation in an amount not less than 2% and not to exceed the lesser of 15% of eligible compensation or $10,000 in 1998, for tax-deferred treatment. The investment elections may be changed or discontinued at any time by written authorization from the participant. Changes become effective on the first of June or December following the election.

        The Company may contribute discretionary matching amounts, which are credited as soon as administratively possible after the end of each year to participant accounts at the discretionary rate on the first 6% of participant compensation contributed. The discretionary matching contributions for the years ended May 31, 1998 and 1997 were $508,785 and $123,191, respectively.

        The Company may also contribute a discretionary amount as profit sharing as determined each year by the Board of Directors. No profit sharing contribution was made for the year ended May 31, 1998. The profit sharing contribution for the year ended May 31, 1998 was $1,983,128.

SPEEDFAM INTERNATIONAL, INC.
EMPLOYEES' SAVINGS AND PROFIT
SHARING PLAN AND TRUST

Notes to Financial Statements


 (6)    PLAN TERMINATION

        The Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, all amounts credited to the accounts of the affected participants will become fully vested and nonforfeitable.

(7)     ADMINISTRATIVE EXPENSES

        The Company assumes the liability for administrative expenses related to the Plan.

 (8)    INCOME TAXES

        The Plan has received a favorable determination letter from the Internal Revenue Service, dated September 12, 1995, indicating that it is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore the related trust is exempt from tax under Section 501(a) of the Code. The Plan Administrator is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

 (9)    RECLASSIFICATIONS

        Certain items in the prior year's financial statements have been reclassified to conform to the current year's presentation.


 (10)   NET ASSETS AVAILABLE FOR PLAN BENEFITS

        Amounts to be paid from net assets available for plan benefits to withdrawing participants as of May 31, 1998 and 1997 were $137,869 and $184,456, respectively.

                                                                      Schedule 1

SPEEDFAM INTERNATIONAL, INC.  EMPLOYEES'
SAVINGS AND PROFIT SHARING PLAN AND TRUST


Item 27a - Schedule of Assets Held for Investment Purposes

May 31, 1998

-------------------------------------------------------------------------------

                                                   Description of investment,
                 Identity of issue,                including maturity date,
                borrower, lessor, or               rate of interest, collateral,                                           Current
                   similar party                    par or maturity value                    Units           Cost           value
------------------------------------------------------------------------------------------------------------------------------------
Registered investment
    companies:
       Norwest Stable Return Fund                  Mutual Fund                                  11,265    $  286,715        290,377
       Norwest Stable Income Fund                  Mutual Fund                                  21,002       217,485        216,421
       Norwest Index Fund                          Mutual Fund                                  32,164     1,406,810      1,495,622
       Norwest Small Cap Opportunities Fund        Mutual Fund                                  33,861       767,433        801,760
       Norwest Advantage                           Money Market Fund                         1,283,651     1,283,651      1,283,651

Individual assets held:
       U.S Treasury                                U.S. Treasury note 3/31/97
                                                     6.625%, 3/31/2002                       1,000,000     1,027,581      1,034,688
       U.S Government                              U.S. Treasury note 2/15/94
                                                     5.875%, 2/15/2004                       1,000,000     1,007,563      1,014,688
       U.S Government                              U.S. Treasury note 10/2/95
                                                     6.125%, 9/30/2000                         500,000       496,151        506,250
       U.S Government                              U.S. Treasury note 8/15/88
                                                     9.25%, 8/15/98                            500,000       518,406        504,063
       U.S Government                              U.S. Treasury note 2/15/89
                                                     8.875%, 2/15/98                           300,000       312,889        306,844
       U.S Government                              U.S. Treasury note 8/15/89
                                                     8.00%, 8/15/99                            500,000       515,094        514,219
       U.S Government                              U.S. Treasury note 5/31/96
                                                     6.50%, 5/31/2001                        1,000,000     1,024,492      1,025,313
       U.S Government                              U.S. Treasury note 2/15/90
                                                     8.50%, 2/15/2000                          100,000        99,404        104,750
       U.S Government                              Federal Home Loan Bank,
                                                     Callable 5/28/97, 7.00%, 5/28/2002        100,000       100,000        101,125
       U.S Government                              Federal Home Loan Mortgage Corp.,
                                                     4/2/93, 6.550%, 4/2/2003                  100,000        98,313         99,969
       U.S Government                              Federal National Mortgage Association
                                                     1/10/94, 6.4%, 1/13/2004                  100,000        92,000        100,031
       U.S Government                              Federal National Mortgage Association
                                                     Callable 6.95%, 11/13/2006                100,000        99,563        102,688
       JC Penney                                   Mortgage Backed Securities, 4/30/90
                                                     9.625%, 6/30/2000                          50,000        49,650         53,760
       Cache County, Utah                          Municipal School District Obligation
                                                     5/1/93, 6.950%, 6/15/2004                  50,000        50,963         51,910
       International Lease Fin. Corp.              Non-redeemable Bond, 8/17/92
                                                     6.500%, 8/15/99                            25,000        25,063         25,175
       Pepsico Inc.                                Callable Bond 10/2/95, 7.00%, 10/2/2007     100,000       100,000        100,050
       Salomon Inc.                                Callable Bond 2/1/96, 7.375%, 2/1/2008       50,000        49,900         53,450
       Abbott Laboratories                         Common stock                                  7,400        94,658        277,038
       Air Express Intl. Corp.                     Common stock                                  8,000       221,454        206,500
       Albertsons Inc.                             Common stock                                  3,000       102,191        138,938
       American Home Products Corp.                Common stock                                  2,400        38,667        115,950
       American Power Conversion                   Common stock                                  5,000       148,900        150,000
       Amgen Inc.                                  Common stock                                  1,300        80,438         78,650
       Automatic Data Processing Inc.              Common stock                                  1,600        50,420        101,800
       Bristol Meyers Squibb Co.                   Common stock                                  1,500       100,225        161,250
       Callaway Golf                               Common stock                                 10,000       320,511        206,250
       Cisco Systems                               Common stock                                  1,500        55,357        113,438
       Clorox Co.                                  Common stock                                  2,000        38,820        167,250
       Coca Cola Co.                               Common stock                                  3,600        24,336        282,150
       Walt Disney Holding Co.                     Common stock                                  1,200        82,483        135,900
       Emerson Electric Co.                        Common stock                                  3,400       168,251        206,550
       Exxon Corp.                                 Common stock                                  3,000       164,272        211,500

                                                               Schedule 1, Cont.
SPEEDFAM INTERNATIONAL, INC.  EMPLOYEES'
SAVINGS AND PROFIT SHARING PLAN

Item 27a -Schedule of Assets Held for Investment Purposes

May 31, 1998

-------------------------------------------------------------------------------

                                                   Description of investment,
                 Identity of issue,                including maturity date,
                borrower, lessor, or               rate of interest, collateral,                                            Current
                   similar party                    par or maturity value                    Units            Cost           value
------------------------------------------------------------------------------------------------------------------------------------
Individual assets held:
       G&K Services Inc.                            Common stock                               6,000          139,800        234,000
       General Electric Co.                         Common stock                               3,800          129,835        316,825
       Gillette Co.                                 Common stock                                 800           30,660         93,700
       Grainger Inc.                                Common stock                               1,500           90,450        158,344
       Hewlett Packard Co.                          Common stock                               3,500          136,413        218,094
       Home Depot Inc.                              Common stock                               2,400           83,398        188,550
       Interpublic Group Co.                        Common stock                               6,000          181,425        355,875
       Jefferson Pilot Corp.                        Common stock                               2,175           58,587        124,519
       Manpower Inc.                                Common stock                              10,000          339,269        429,375
       Mattel Inc.                                  Common stock                               6,000          144,780        227,250
       McDonalds Corp.                              Common stock                               4,100          120,145        269,063
       Medtronic Inc.                               Common stock                               5,000          208,092        278,125
       Microsoft Corp.                              Common stock                               2,000           31,400        169,625
       Northern Trust Corp.                         Common stock                               4,000          120,730        282,125
       Pitney Bowes Inc.                            Common stock                               2,400           55,590        112,800
       Price (T. Rowe) Associates                   Common stock                               7,000          131,790        248,063
       Service Corp. International                  Common stock                              10,000          279,240        401,878
       Sigma Aldrich Corp.                          Common stock                               6,100          189,016        222,650
       State Street Corp.                           Common stock                               5,600           53,080        386,050
       Sysco Corp.                                  Common stock                              11,000          192,380        256,438
       Traveler Group Inc.                          Common stock                               2,046           21,990        125,318
       Viking Office Products Inc.                  Common stock                              12,500          271,753        357,422
       Wachovia Corp.                               Common stock                                 800           21,040         64,050
       Hong Kong Telecommunications                 Common stock                              12,000          244,860        218,250
       SpeedFam International, Inc.                 Common stock                             169,380          113,485      3,302,910
       SpeedFam International (Loan fund)           Participants' Loans                      162,739          162,739        162,739
                                                                                             -------       ----------      ---------

Total investments                                                                                         $14,872,056     21,544,006
                                                                                                          ===========     ==========


See accompanying independent auditors report.

                                                                      Schedule 2
SPEEDFAM INTERNATIONAL, INC.  EMPLOYEES'
SAVINGS AND PROFIT SHARING PLAN AND TRUST

Item 27d - Schedule of Reportable Transactions

Year ended May 31, 1998

-------------------------------------------------------------------------------



                                                                                      Number
   Identity of                                                                          of            Purchase        Selling
 equity involved                 Description of assets                             transactions        price           price
-------------------------------------------------------------------------------------------------------------------------------
Series of transactions or single transaction in excess of 5% of plan assets:

Purchases:
                      Norwest Stable Return Fund                                       43            $  353,599           --

                      Norwest Stable Income Fund                                       38               233,320           --

                      Norwest Index Fund                                               45             2,146,006           --

                      Norwest Small Cap Opportunities Fund                             20               842,340           --

Sales:
                      Norwest Stable Return Fund                                       10                    --       67,663

                      Norwest Stable Income Fund                                        4                    --       15,782

                      Norwest Index Fund                                               12                    --      740,008

                      Norwest Small Cap Opportunities Fund                             14                    --       80,019

                                                                                                 Current
                                                                                                 value of
                                                                                                 assets on       Net
   Identity of                                                                    Cost of       transaction      gain
 equity involved                 Description of assets                             assets          date        (loss)
------------------------------------------------------------------------------------------------------------------------
Series of transactions or single transaction in excess of 5% of plan assets:

Purchases:
                      Norwest Stable Return Fund                                   353,599        353,599          --

                      Norwest Stable Income Fund                                   233,320        233,320          --

                      Norwest Index Fund                                         2,146,006      2,146,006          --

                      Norwest Small Cap Opportunities Fund                         842,340        842,340          --

Sales:
                      Norwest Stable Return Fund                                    66,883         67,663         780

                      Norwest Stable Income Fund                                    15,835         15,782         (53)

                      Norwest Index Fund                                           739,196        740,008         812

                      Norwest Small Cap Opportunities Fund                          74,907         80,019       5,112


See accompanying independent auditors' report.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                 SPEEDFAM EMPLOYEES' SAVINGS AND
                                                   PROFIT SHARING PLAN AND TRUST


November 24, 1998                                /s/ Roger K. Marach
                                                 ------------------------------
                                                 Roger K. Marach
                                                 Co-Trustee

                                 Exhibit Index

Exhibit
  No.                          Description
-------                        -----------


23.1                     Consent of KPMG Peat Marwick LLP

23.2                     Consent of Katz & Miller LLP